EXHIBIT 99.3

MANAGEMENT'S REPORT TO SHAREHOLDERS

Management’s Responsibility to Shareholders

The Financial Statements and the notes to the Financial Statements are the responsibility of the management of Pengrowth Energy Corporation. They have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board which have been adopted in Canada. Financial information that is presented in the Management Discussion and Analysis is consistent with the Financial Statements.

In preparation of these statements, estimates are sometimes necessary because a precise determination of certain assets and liabilities is dependant on future events. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying Financial Statements.

Management is responsible for the reliability and integrity of the Financial Statements, the notes to the Financial Statements, and other financial information contained in this report. In order to ensure that management fulfills its responsibilities for financial reporting, we have established an organizational structure that provides appropriate delegation of authority, division of responsibilities, and selection and training of properly qualified personnel. Management is also responsible for the development of internal controls over the financial reporting process.

The Board of Directors ("the Board") is assisted in exercising its responsibilities through the Audit and Risk Committee ("the Committee") of the Board, which is composed of four independent directors. The Committee meets regularly with management and the independent auditors to satisfy itself that management’s responsibilities are properly discharged, to review the Financial Statements and to recommend approval of the Financial Statements to the Board.

KPMG LLP, the independent auditors appointed by the shareholders, have audited Pengrowth Energy Corporation’s Financial Statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and provided an independent professional opinion. The auditors have full and unrestricted access to the Committee to discuss the audit and their related findings as to the integrity of the financial reporting process.

Derek W. Evans          Christopher G. Webster
President and Chief Executive Officer          Chief Financial Officer

February 28, 2014

PENGROWTH 2013 Financial Results	1

INDEPENDENT AUDITORS’ REPORT OF REGISTERED
PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Pengrowth Energy Corporation
We have audited the accompanying financial statements of Pengrowth Energy Corporation, which comprise the balance sheets as at December 31, 2013 and December 31, 2012, the statements of income (loss), shareholders’ equity and cash flow for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.
Auditors’ Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the financial statements present fairly, in all material respects, the balance sheets of Pengrowth Energy Corporation as at December 31, 2013 and December 31, 2012, and its financial performance and its cash flow for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Other Matter
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Pengrowth Energy Corporation’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 28, 2014 expressed an unmodified opinion on the effectiveness of Pengrowth Energy Corporation’s internal control over financial reporting.

Chartered Accountants
Calgary, Canada
February 28, 2014

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INDEPENDENT AUDITORS' REPORT OF REGISTERED
PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Pengrowth Energy Corporation
We have audited Pengrowth Energy Corporation’s (the “Corporation”) internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report to the Shareholders. Our responsibility is to express an opinion on the Corporation’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the balance sheets of the Corporation as of December 31, 2013 and 2012, and the related statements of income (loss), shareholders’ equity, and cash flow for the years then ended, and our report dated February 28, 2014 expressed an unmodified opinion on those financial statements.

Chartered Accountants
Calgary, Canada
February 28, 2014

PENGROWTH 2013 Financial Results	3

PENGROWTH ENERGY CORPORATION
BALANCE SHEETS
(Stated in millions of dollars)

		As at	As at
	Note	December 31, 2013	December 31, 2012
ASSETS
Current Assets
Cash and cash equivalents		$448.5	$2.7
Accounts receivable		192.3	197.5
Fair value of risk management contracts	18	—	12.9
Assets held for sale	6	—	317.3
		640.8	530.4
Fair value of risk management contracts	18	23.1	2.5
Other assets	5	59.7	73.8
Property, plant and equipment	6	4,817.6	5,598.9
Exploration and evaluation assets	7	419.3	563.6
Goodwill	8	672.7	700.7
TOTAL ASSETS		$6,633.2	$7,469.9

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable		$353.2	$297.5
Dividends payable		20.9	20.5
Fair value of risk management contracts	18	70.3	7.8
Current portion of convertible debentures	9	98.7	—
Current portion of long term debt	10	—	49.7
Current portion of provisions	11	17.1	22.6
Liabilities associated with assets held for sale	11	—	3.5
		560.2	401.6
Fair value of risk management contracts	18	22.2	19.2
Convertible debentures	9	137.3	237.1
Long term debt	10	1,412.7	1,480.9
Provisions	11	594.4	849.5
Deferred income taxes	12	218.1	291.3
		2,944.9	3,279.6
Shareholders' Equity
Shareholders' capital	13	4,693.1	4,634.8
Contributed surplus		28.0	22.9
Deficit		(1,032.8)	(467.4)
		3,688.3	4,190.3
Commitments and contingencies	20, 21
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$6,633.2	$7,469.9
See accompanying notes to the Financial Statements.
Approved on behalf of the Board of Directors of Pengrowth Energy Corporation

Director                                    Director

PENGROWTH 2013 Financial Results	4

PENGROWTH ENERGY CORPORATION
STATEMENTS OF INCOME (LOSS)
(Stated in millions of dollars, except per share amounts)

		Year ended December 31
	Note	2013	2012
REVENUES
Oil and gas sales		$1,593.4	$1,458.2
Royalties, net of incentives		(275.1)	(277.5)
		1,318.3	1,180.7
Realized gain (loss) on commodity risk management	18	(55.0)	22.1
Unrealized gain (loss) on commodity risk management	18	(87.0)	30.6
		1,176.3	1,233.4
EXPENSES
Operating		482.5	435.1
Transportation		29.4	24.8
General and administrative		102.8	102.3
Depletion, depreciation and amortization	6	574.6	567.3
Impairment of assets	6, 7	—	78.3
		1,189.3	1,207.8
OPERATING INCOME (LOSS)		(13.0)	25.6

Other (income) expense items
Unrealized loss on investments	5	15.0	15.0
Gain on acquisition	4	—	(73.5)
(Gain) loss on disposition of properties	6	175.7	(10.0)
Unrealized foreign exchange (gain) loss	19	63.0	(21.9)
Realized foreign exchange (gain) loss	19	(1.1)	1.0
Interest and financing charges		94.1	86.4
Accretion	11	20.5	20.4
Other expense		9.9	27.5
LOSS BEFORE TAXES		(390.1)	(19.3)
Deferred income tax reduction	12	(73.2)	(32.0)
NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)		$(316.9)	$12.7
NET INCOME (LOSS) PER SHARE	16
Basic		$(0.61)	$0.03
Diluted		$(0.61)	$0.03
See accompanying notes to the Financial Statements.

PENGROWTH 2013 Financial Results	5

PENGROWTH ENERGY CORPORATION
STATEMENTS OF CASH FLOW
(Stated in millions of dollars)

		Year ended December 31
	Note	2013	2012
CASH PROVIDED BY (USED FOR):
OPERATING
Net income (loss) and comprehensive income (loss)		$(316.9)	$12.7
Depletion, depreciation and accretion		595.1	587.7
Impairment of assets	6, 7	—	78.3
Deferred income tax reduction	12	(73.2)	(32.0)
Unrealized foreign exchange (gain) loss	19	63.0	(21.9)
Unrealized (gain) loss on commodity risk management	18	87.0	(30.6)
Derivative settlement on senior note repayment		(1.7)	—
Share based compensation	14	15.0	12.2
Unrealized loss on investments	5	15.0	15.0
Non-cash gain on acquisition	4	—	(73.5)
(Gain) loss on disposition of properties	6	175.7	(10.0)
Other items		1.9	0.9
Funds flow from operations		560.9	538.8
Interest and financing charges		94.1	86.4
Expenditures on remediation	11	(29.6)	(27.6)
Change in non-cash operating working capital	15	11.4	(43.7)
		636.8	553.9
FINANCING
Dividends paid		(248.1)	(289.1)
Bank indebtedness	10	—	(220.7)
Long term debt (repayment) and related derivative settlement	10	(209.6)	536.4
Convertible debentures repayment	9	—	(110.0)
Interest paid		(99.7)	(91.1)
Other financing cost		(1.1)	—
Proceeds from equity issues, including DRIP		47.0	136.4
		(511.5)	(38.1)
INVESTING
Capital expenditures		(695.8)	(467.4)
Property acquisitions		(16.0)	(113.2)
Proceeds on property dispositions		993.7	26.6
Purchase of injectants		(6.7)	(4.4)
Contributions to remediation trust funds		(3.3)	(4.8)
Change in non-cash investing working capital	15	48.6	13.4
		320.5	(549.8)
CHANGE IN CASH AND CASH EQUIVALENTS		445.8	(34.0)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		2.7	36.7
CASH AND CASH EQUIVALENTS AT END OF YEAR		$448.5	$2.7
See accompanying notes to the Financial Statements.

PENGROWTH 2013 Financial Results	6

PENGROWTH ENERGY CORPORATION
STATEMENTS OF SHAREHOLDERS' EQUITY
(Stated in millions of dollars)

		Year ended December 31
	Note	2013	2012
SHAREHOLDERS' CAPITAL	13
Balance, beginning of year		$4,634.8	$3,525.2
Share based compensation		13.4	8.0
Issued under Dividend Reinvestment Plan		44.9	60.1
Issued for cash under Premium Dividend Plan ™		—	75.8
Issued on business combination	4	—	965.9
Share issue costs, net of tax		—	(0.2)
Balance, end of year		4,693.1	4,634.8

CONTRIBUTED SURPLUS
Balance, beginning of year		22.9	17.7
Share based compensation	14	16.4	12.7
Exercise of share based compensation awards		(11.3)	(7.5)
Balance, end of year		28.0	22.9

DEFICIT
Balance, beginning of year		(467.4)	(195.7)
Net income (loss)		(316.9)	12.7
Dividends declared		(248.5)	(284.4)
Balance, end of year		(1,032.8)	(467.4)

TOTAL SHAREHOLDERS' EQUITY		$3,688.3	$4,190.3
See accompanying notes to the Financial Statements.

PENGROWTH 2013 Financial Results	7

PENGROWTH ENERGY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
AS AT AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012
(Tabular amounts are stated in millions of dollars except per share amounts and as otherwise stated)

1.	BUSINESS OF THE CORPORATION
Pengrowth Energy Corporation ("Pengrowth" or the "Corporation") is a Canadian resource company that is engaged in the production, development, exploration and acquisition of oil and natural gas assets. The Financial Statements include the accounts of the Corporation, and its subsidiaries that existed in prior periods, collectively referred to as Pengrowth. All inter-entity transactions have been eliminated.

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2.	SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
These Financial Statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and International Financial Reporting Interpretations Committee (“IFRIC”).

The Financial Statements were authorized for release by the Board of Directors on February 28, 2014.

Property, Plant and Equipment (“PP&E”) and Exploration and Evaluation (“E&E”) Assets
Pengrowth capitalizes all costs of developing and acquiring oil and gas properties. These costs include lease acquisition costs, geological and geophysical expenditures, costs of drilling and completion of wells, plant and production equipment costs and related overhead charges. Pengrowth capitalizes a portion of general and administrative costs and share based compensation expense associated with exploration and development activities. Repairs and maintenance costs are expensed as incurred.

Exploration and Evaluation Assets
Costs of exploring for and evaluating certain oil and natural gas properties are capitalized within E&E assets. These E&E assets include lease acquisition costs, geological and geophysical expenditures, costs of drilling and completion of wells, plant and production equipment costs and related overhead charges. E&E assets do not include costs of general prospecting, or evaluation costs incurred prior to having obtained the legal rights to explore an area, which are expensed as incurred. Interest is not capitalized on E&E assets.

E&E assets are not depleted or depreciated and are carried forward until technical feasibility and commercial viability is considered to be determined. The technical feasibility and commercial viability is generally considered to be determined when proved plus probable reserves are determined to exist and the commercial production of oil and gas has commenced. A review of each exploration license or field is carried out, at least annually, to ascertain whether the project is technically feasible and commercially viable. Upon determination of technical feasibility and commercial viability, E&E assets attributable to those reserves are first tested for impairment and then reclassified from E&E assets to PP&E.

Property, Plant and Equipment
PP&E is stated at cost less accumulated depletion, depreciation and amortization, and accumulated impairment losses. The initial cost of an asset comprises its purchase price or construction cost, costs attributable to bringing the asset into operation, the initial estimate of asset retirement obligation and, for qualifying assets, borrowing costs. When significant parts of an item of PP&E, including oil and natural gas interests, have different useful lives, they are accounted for as separate items.

Subsequent Costs
Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of PP&E are recognized as oil and natural gas interests only when they increase the future economic benefits embodied in the specific asset to which they relate. Such capitalized oil and natural gas interests generally represent costs incurred in developing proved and/or probable reserves and bringing in or enhancing production from such reserves, and are accumulated on a field or geotechnical area basis.

The carrying amount of any replaced or sold component is de-recognized. The costs of the day-to-day servicing of PP&E are expensed as incurred.

Pengrowth capitalizes a portion of general and administrative costs directly associated with exploration and development activities. Pengrowth capitalizes interest incurred in construction of qualifying assets, if applicable. Qualifying assets are defined by Pengrowth as capital projects that require capital expenditures over a period greater than one year, in order to produce oil or gas from a specific property. Interest capitalization to a qualifying asset ceases once the asset is substantially available for its intended use.

Dispositions
Gains or losses are recognized in the Statements of Income (Loss) on dispositions of PP&E and certain E&E assets, including asset swaps, farm-out transactions and property dispositions. The gain or loss is measured as the difference

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between the fair value of the proceeds received and the carrying value of the assets disposed, including capitalized future asset retirement obligations and associated goodwill.

Depletion and Depreciation
The net carrying value of developed or producing fields or groups of fields is depleted using the unit of production method by reference to the ratio of production in the period to the related proved plus probable reserves, taking into account estimated future development costs necessary to bring those reserves into production. Future development costs are estimated taking into account the level of development required to produce the reserves. These estimates are reviewed by independent reserve engineers at least annually. Pengrowth’s total proved plus probable reserves are estimated by an independent reserve evaluator and represent the "best estimate" of quantities of oil, natural gas and related substances to be commercially recoverable from known accumulations, from a given date forward, based on geological and engineering data. It is equally likely that the actual remaining quantities recovered will be greater than or less than the sum of the estimated proved plus probable reserves. Properties with no remaining production and reserves are fully depleted in the year that production ceases. Assets under construction are not depleted or depreciated until available for their intended use.

For other assets, depreciation is recognized in the Statements of Income (Loss) using either a straight line or declining balance basis over the estimated useful lives of each part of an item of PP&E. The estimated useful lives for other assets for the current and comparative periods are as follows:
•Office equipment                 60 months
•Leasehold improvements and finance leases     Lease term/Useful life
•Computers                     36 months
•Deferred hydrocarbon injectants              24 months
•Motor vehicles                 36 months

Depreciation methods, useful lives and residual values are reviewed annually.

Farmouts
Under IFRS, farmouts are considered a disposition of a partial interest in a property. The proceeds on the disposition is generally considered to be the capital spent, or estimated to be spent, by the farmee in order to earn the interest. The difference between the estimated capital and the carrying value of the disposed interest is recorded as a gain or loss on disposition on the Statements of Income (Loss). When the agreed upon work commitment has been completed, the farmee has earned their interest. It is at this stage that Pengrowth records a gain or loss on disposition.

Leased Assets
Assets held by Pengrowth under leases which transfer to the Corporation substantially all of the risks and rewards of ownership are classified as finance leases. On initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Assets held under other leases are classified as operating leases and are not recognized in the Balance Sheets. Payments made under operating leases are recognized in the Statements of Income (Loss) on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

At inception of certain arrangements, the Corporation determines whether such arrangement is or contains a lease. This will be the case if the following two criteria are met:

•	The fulfillment of the arrangement is dependent on the use of a specific asset or assets; and

•	The arrangement contains the right to use the asset(s).

Goodwill and Business Combinations

Goodwill
Goodwill may arise on business combinations. Goodwill is stated at cost less accumulated impairment.

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Goodwill represents the excess of the cost of the acquisition over the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquired assets or company. When the excess is negative, it is recognized immediately in the Statements of Income (Loss).

Impairment

Non-Financial Assets

Property, Plant and Equipment
For the purpose of impairment testing, PP&E is grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets - cash generating unit (the “CGU”).

CGUs that have associated goodwill are tested for impairment at least annually and CGUs with or without associated goodwill are tested when there is an indication of impairment, such as sustained decreases in commodity prices or significant downward revisions in reserves volumes. An impairment loss is recognized to the extent the carrying value of the CGU exceeds its recoverable amount. Impairment losses are recognized in the Statements of Income (Loss).

The recoverable amount of a CGU is the higher of its value in use and the fair value less costs to sell. However, for properties such as Pengrowth’s, these amounts are generally the same. In determining the recoverable amount, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the cost of capital, which take into account the time value of money and the risks specific to the asset. The recoverable amount is generally computed by reference to the present value of the future cash flows expected to be derived from production of proved and probable reserves. Undeveloped land, contingent resources and infrastructure may also be considered in the recoverable amount.

Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

Impairment losses in respect of PP&E recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. In such circumstances, the recoverable amount is determined and to the extent the loss is reduced, it is reversed. An impairment loss is reversed only to the lesser of the revised recoverable amount or the carrying amount that would have been determined, net of depletion and depreciation or amortization, if no impairment loss had been recognized.

Exploration and Evaluation Assets
E&E assets are tested for impairment where there is an indication that a particular E&E project may be impaired. Examples of indicators of impairment include the decision to no longer pursue the E&E project, an expiry of the rights to explore in an area, or failure to receive regulatory approval. In addition, E&E assets are assessed for impairment upon their reclassification to producing assets (oil and natural gas interests in PP&E). In assessing the impairment of E&E assets, the carrying value of the E&E assets would be compared to their estimated recoverable amount and, in certain circumstances, could include any surplus from PP&E impairment testing of related CGUs. The impairment of E&E assets would be recognized in the Statements of Income (Loss).

Goodwill
For goodwill and other intangible assets that have indefinite lives or that are not yet available for use, an impairment test is completed each year at December 31. In assessing the impairment of goodwill, the carrying value of goodwill is compared to the excess of the recoverable amount over the carrying amount of the PP&E and E&E assets, as applicable, within the CGU or groups of CGUs where the acquired properties are grouped. An impairment loss is recognized if the carrying amount of the goodwill exceeds the excess of the recoverable amount above the carrying amount of the CGU or CGUs. An impairment loss in respect of goodwill cannot be reversed.

Financial Assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence, including failure to pay on time, indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

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An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

Any impairment losses of financial assets are recognized in the Statements of Income (Loss). An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost, the reversal is recognized in the Statements of Income (Loss).

Provisions
A provision is recognized if, as a result of a past event, the Corporation has a present legal or constructive obligation that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at the appropriate discount rate. Provisions are not permitted for future operating losses.

Asset Retirement Obligations (“ARO”)
Pengrowth initially recognizes the net present value of an ARO in the period in which it is incurred when a reasonable estimate of the net present value can be made. The net present value of the estimated ARO is recorded as a liability, with a corresponding increase in the carrying amount of the related asset. The capitalized asset is depleted on the unit of production method based on proved plus probable reserves. The liability is increased each reporting period due to the passage of time and the amount of such accretion is expensed to income in the period. Actual costs incurred upon the settlement of the ARO are charged against the ARO. Management reviews the ARO estimate and changes, if any, are applied prospectively. Revisions made to the ARO estimate are recorded as an increase or decrease to the ARO liability with a corresponding change made to the carrying amount of the related asset. The carrying amount of both the liability and the capitalized asset, net of accumulated depreciation, are derecognized if the asset is subsequently disposed.

Pengrowth has placed cash in segregated remediation trust fund accounts to fund certain ARO for the Judy Creek and Sable Island properties. These funds are reflected in Other Assets on the Balance Sheets.

Contract & Other Liabilities Provision
Pengrowth assumed firm pipeline commitments in conjunction with certain prior period acquisitions. The fair values of these contracts were estimated on the date of acquisition and the amount recorded is reduced as the contracts settle.

Pengrowth also categorizes any finance lease transactions within this grouping.

Deferred Income Taxes
Income tax (reduction) expense is composed of current and deferred tax. Income tax (reduction) expense is recognized in the Statements of Income (Loss) except to the extent that it relates to items recognized directly in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the asset and liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the Financial Statements and their respective tax bases, using substantively enacted income tax rates. The effect of a change in income tax rates on deferred income tax liabilities and assets is recognized in income in the period the change occurs. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity.

Pengrowth’s policy for income tax uncertainties is that tax benefits will be recognized only when it is more likely than not the position will be sustained on examination.

Share Based Compensation Plans
Pengrowth has share based compensation plans, which are described in Note 14. Compensation expense is based on the estimated fair value of the share based compensation award at the date of grant. Compensation expenses associated with the share based compensation plans are recognized in the Statements of Income (Loss) over the

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vesting period of the plan with a corresponding increase to contributed surplus. Pengrowth estimates the forfeiture rate for each type of share based award at the date of grant. Any consideration received upon the exercise of the awards together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as an increase in shareholders’ capital at the time of exercise.

Pengrowth does not have any outstanding share based compensation plans that call for settlement in cash or other assets. Grants of such items, if any, would be recorded as liabilities, with changes in the liabilities charged to net income (loss), based on the estimated fair value.

Financial Instruments
Financial instruments are utilized by Pengrowth to manage its exposure to commodity price fluctuations, foreign currency and interest rate exposures. Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes.

Financial instruments are classified into one of five categories: (i) fair value through profit or loss, (ii) held to maturity investments, (iii) loans and receivables, (iv) available for sale financial assets or (v) other liabilities.

Accounts receivable are classified as loans and receivables which are measured at amortized cost.

Investments held in the remediation trust funds and other investments have been designated as fair value through profit or loss and are measured at fair value. Any change in the fair value is recognized in the Statements of Income (Loss) as other expense.

Bank indebtedness, accounts payable, dividends payable, convertible debentures and long term debt have been classified as other liabilities which are measured at amortized cost using the effective interest rate method.

Pengrowth has accounted for its physical delivery sales contracts, which were entered into and continue to be held for the purpose of receipt or delivery of non-financial items in accordance with its expected purchase, sale or usage requirements as executory contracts. As such, these contracts are not considered to be derivative financial instruments and have not been recorded at fair value on the Balance Sheets. Settlements on these physical delivery sales contracts are recognized in revenue in the period of settlement.

All derivatives must be classified as fair value through profit or loss and measured at fair value with changes in fair value over a reporting period recognized in net income (loss).

The receipts or payments arising from derivative commodity contracts are presented as realized gain (loss) on commodity risk management while the unrealized gains and losses are presented as unrealized gain (loss) on commodity risk management.

The receipts or payments arising from derivative power and interest rate contracts are included in operating expenses and interest expense, respectively. The unrealized gains and losses on derivative power and interest rate contracts are included in other expense and interest expense, respectively.

The receipts or payments arising from derivative foreign exchange contracts are presented as realized foreign exchange (gain) loss while the unrealized gains and losses are presented as unrealized foreign exchange (gain) loss.

Transaction costs incurred in connection with the issuance of term debt instruments with a maturity of greater than one year are deducted against the carrying value of the debt and amortized to net income (loss) using the effective interest rate method over the expected life of the debt.

Pengrowth capitalizes transaction costs incurred in connection with the renewal of the revolving credit facility with a maturity date greater than one year and amortizes the cost to net income (loss) on a straight line basis over the term of the facility.

Foreign Currency
The functional and reporting currency of the Corporation is Canadian dollars. Transactions in foreign currencies are translated to Canadian dollars at the exchange rates on the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect on the Balance Sheet date. Foreign exchange gains and losses are recognized in net income (loss).

PENGROWTH 2013 Financial Results	13

Jointly Controlled Operations
A significant proportion of Pengrowth’s petroleum and natural gas development and production activities are conducted through jointly controlled operations with others and accordingly, the accounts reflect only Pengrowth’s interest in such activities.

Related Parties
Related parties are persons or entities that have control or significant influence over Pengrowth, as well as key management personnel. Note 22 provides information on compensation expense related to key management personnel. Pengrowth has no significant transactions with any other related parties.

Revenue Recognition
Revenue from the sale of oil and natural gas is recognized when the product is delivered and collection is reasonably assured. Revenue from processing and other miscellaneous sources is recognized upon completion of the relevant service.

Equity Investment
Pengrowth utilizes the equity method of accounting for investments subject to significant influence, if applicable. Under this method, investments are initially recorded at cost and adjusted thereafter to include Pengrowth’s pro rata share of post-acquisition earnings. Any dividends received or receivable from the investee would reduce the carrying value of the investment.

Estimates
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingencies at the date of the financial statements and revenues and expenses during the reporting year. Actual results could differ from those estimated.

In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are described below:

Estimating oil and gas reserves
Pengrowth engages a qualified, independent oil and gas reserves evaluator to perform an estimation of the Corporation’s oil and gas reserves at least annually. Reserves form the basis for the calculation of depletion charges and assessment of impairment of goodwill and oil and gas assets. Reserves are estimated using the reserve definitions and guidelines prescribed by National Instrument 51-101 (“NI 51-101”) and the Canadian Oil and Gas Evaluation Handbook (“COGEH”).

Proved plus probable reserves are defined as the "best estimate" of quantities of oil, natural gas and related substances estimated to be commercially recoverable from known accumulations, from a given date forward, based on drilling, geological, geophysical and engineering data, the use of established technology and specified economic conditions. It is equally likely that the actual remaining quantities recovered will be greater than or less than the sum of the estimated proved plus probable reserves. The estimates are made using all available geological and reservoir data as well as historical production data. Estimates are reviewed and revised as appropriate. Revisions occur as a result of changes in prices, costs, fiscal regimes and reservoir performance or a change in Pengrowth's plans with respect to future development or operating practices.

Determination of CGUs
The recoverability of development and production asset carrying values are assessed at the CGU level. Determination of what constitutes a CGU is subject to management’s judgment. The asset composition of a CGU can directly impact the recoverability of the assets included therein. In assessing the recoverability of oil and gas properties, each CGU's carrying value is compared to its recoverable amount, defined as the greater of fair value less costs to sell and value in use.

Asset Retirement Obligations
Pengrowth estimates obligations under environmental regulations in respect of decommissioning and site restoration. These obligations are determined based on the expected present value of expenses required in the process of plugging and abandoning wells, dismantling of wellheads, production and transportation facilities and restoration of producing areas in accordance with relevant legislation, discounted from the date when expenses are expected to be incurred.

PENGROWTH 2013 Financial Results	14

Most of the abandonment of future expenses, estimated logistics of performing abandonment work and the discount rate used to calculate the present value of future expenses would have a significant effect on the carrying amount of the decommissioning provision.

Impairment testing
CGUs that have associated goodwill are tested for impairment at least annually and CGUs with or without associated goodwill are tested when there is an indication of impairment. The test is based on estimates of proved plus probable reserves, production rates, oil and natural gas prices, future costs, discount rate and other relevant assumptions. Undeveloped land, contingent resources and infrastructure may also be considered. The impairment assessment of goodwill is based on the estimated recoverable amount of the related CGUs. By their nature, these estimates are subject to measurement uncertainty and may impact the financial statements of future periods.

Valuation of trade and other receivables, and prepayments to suppliers
Management estimates the likelihood of the collection of trade and other receivables and recovery of prepayments based on an analysis of individual accounts. Factors taken into consideration include the aging of receivables in comparison with the credit terms allowed to customers and the financial position and collection history with the customer. Should actual collections be less than estimates, Pengrowth would be required to record an additional expense.

Net Income (Loss) per Share
Basic net income (loss) per share is calculated using the weighted average number of shares outstanding for the year. Diluted net income (loss) per share amounts includes the dilutive effect of common share rights and options, deferred entitlement share units and other share units under the long term incentive plan using the treasury stock method. The treasury stock method assumes that any proceeds obtained on the exercise of in-the-money share unit rights and options would be used to purchase common shares at the average trading price during the period.

The dilutive effect of convertible debentures is calculated using net income (loss) for the period, adjusted for the after tax interest on the convertible debentures assuming they were converted at the start of the period; and adding to the diluted number of shares the weighted average shares issuable if the convertible debentures were converted at the start of the period.

Cash and Term Deposits
Cash and term deposits include demand deposits and term deposits with original maturities of less than 90 days.

ACCOUNTING PRONOUNCEMENTS ADOPTED

On January 1, 2013, Pengrowth adopted new standards with respect to IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosures of Interests in Other Entities, as well as the consequential amendments to IAS 28 Investments in Associates and Joint Ventures (2011), IFRS 13 Fair Value Measurement and IFRS 7 Amendments to Financial Instrument Disclosures. The adoption of these standards had no impact on the amounts recorded in the Financial Statements as at December 31, 2013 but did result in additional disclosures with regards to IFRS 13 and IFRS 7.

Amendments to IAS 36: Impairment of Assets (“IAS 36 Amendments”)
IAS 36 Amendments, Recoverable Amount Disclosures for Non-Financial Assets, was published in May 2013. Under the amendments, the recoverable amount is required to be disclosed only when an impairment loss has been recognized or reversed. The amendments were required to be applied retrospectively for years beginning on or after January 1, 2014, with early adoption allowed. Pengrowth has elected to early adopt these amendments effective January 1, 2013.
COMPARATIVE FIGURES
As of January 1, 2013, certain technical support costs, previously included in operating expenses, are included in General and Administrative ("G&A") expenses. Comparative figures for G&A and operating expenses have been adjusted accordingly with no impact on net income (loss). Management believes that these presentation changes better reflect Pengrowth’s operating results.

3.	ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED
Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32 Financial Instruments: Presentation (“IAS 32”)

PENGROWTH 2013 Financial Results	15

The amendments to IAS 32 clarify the requirements for offsetting financial instruments. The amendments clarify when an entity has a legally enforceable right to offset and certain other requirements that are necessary to present a net financial asset or liability.

The amendments to IAS 32 are to be applied retrospectively for annual periods beginning on or after January 1, 2014, with early adoption allowed. Pengrowth is currently assessing the impact of this amendment on the presentation of its accounts receivable and payable related to commodity, power, interest and foreign exchange contracts.

4.	BUSINESS COMBINATIONS
NAL ENERGY CORPORATION
Pengrowth and NAL Energy Corporation ("NAL") completed a business combination on May 31, 2012 (the "Combination") where Pengrowth acquired all of the outstanding common shares of NAL in exchange for 0.86 of a Pengrowth share per NAL share. The Combination resulted in the issuance of 131.2 million common shares of Pengrowth to former NAL shareholders, as well as the assumption by Pengrowth of NAL’s convertible debentures and long term debt. Pengrowth’s share price on the date that the transaction was announced on March 22, 2012, was $9.95 per share. The share price on the closing date, which was the price Pengrowth was required to use to value the shares issued in the Combination, was $7.36 per Pengrowth share.

NAL was a publicly traded petroleum and natural gas company with operations in Alberta, British Columbia, Saskatchewan and Ontario. Pengrowth acquired NAL to enable growth opportunities that result from a larger, stronger and more diverse company through enhanced exposure to light oil plays.

The transaction was accounted for using the acquisition method based on fair values as follows:

Acquired net assets:
Property, plant and equipment	$1,748.0
Derivative instruments	16.2
Inventory	2.5
Convertible debentures	(349.0)
Bank debt	(219.1)
Working capital deficiency	(46.9)
Asset retirement obligations	(47.0)
Deferred tax liability	(65.5)
Gain on acquisition	(73.5)
$965.7

The estimated fair value of property, plant and equipment was determined using both internal estimates and an independent reserve evaluation. The deferred tax liability was determined based on applying Pengrowth’s effective deferred income tax rate of approximately 25 percent to the difference between the book and tax basis of the net assets acquired. The asset retirement obligation was determined using Pengrowth’s estimated timing and costs to remediate, reclaim and abandon the wells and facilities. An inflation rate of 2 percent and a discount rate of 8 percent were used.

The gain on acquisition amounted to $73.5 million and was recorded as a separate line item on the Statements of Income (Loss). The gain was due in large part to a decline in Pengrowth’s share price from the date the transaction was announced to the closing date, and had no basis for tax purposes. As part of finalizing certain balances at December 31, 2012, Pengrowth decreased the previously recorded working capital deficiency by $5.7 million resulting in an adjustment to the gain on acquisition which was reflected in the second quarter of 2012 comparative figures. The fair value of receivables included in the working capital deficiency was $44.2 million.

The Financial Statements include the results of operations and cash flows from NAL subsequent to the closing date of May 31, 2012. Proforma revenues net of royalties and net income for the combined entity for the period January 1, 2012 to December 31, 2012 would have been approximately $1.4 billion and $13.0 million, respectively.

Revenue net of royalties contributed by NAL since the acquisition for the period June 1, 2012 to December 31, 2012 was $201.9 million. Net income contributed by NAL in this period was not determinable, as the results of NAL’s

PENGROWTH 2013 Financial Results	16

operations were combined effective June 1, 2012. Transaction costs relating to the business combination in the amount of $21.5 million were incurred by Pengrowth to December 31, 2012, and were included in the other (income) expense line in the Statements of Income (Loss).

For the period from closing on May 31, 2012 to August 31, 2012, certain administrative functions affecting the acquired NAL properties were transferred from the former administrating management company (the "Manager") to Pengrowth. In this transition period, Pengrowth paid its portion of the Manager’s general and administrative costs, as determined by NAL’s share of production under management.

LOCHEND CARDIUM

Pengrowth purchased properties in the Lochend Cardium area of Alberta on November 2, 2012 for $61.4 million adding approximately 530 boe/d with more optimization of this production expected. The assets acquired complement and consolidate Pengrowth’s position in this light oil resource play.

The transaction was accounted for by the acquisition method based on fair values as follows:

Acquired net assets:
Property, plant and equipment	$61.8
Asset retirement obligations	(0.4)
$61.4

The estimated fair value of property, plant and equipment was determined using internal estimates. The asset retirement obligation was determined using Pengrowth’s estimated timing and costs to remediate, reclaim and abandon the wells and facilities. An inflation rate of 1.5 percent and a discount rate of 8 percent were used.

5.	OTHER ASSETS

	As at
	December 31, 2013	December 31, 2012
Remediation trust funds	$54.7	$53.8
Other investment	5.0	20.0
	$59.7	$73.8

REMEDIATION TRUST FUNDS
Pengrowth has a contractual obligation to make contributions to a remediation trust fund that is used to cover certain ARO on its Judy Creek properties in the Swan Hills area. Pengrowth makes monthly contributions to the fund of $0.10/boe of production from the Judy Creek properties and an annual lump sum contribution of $0.25 million. The investment in the Judy Creek remediation trust fund is classified as fair value through profit or loss. Interest income is recognized when earned and included in other (income) expense. As at December 31, 2013, the carrying value of the Judy Creek remediation trust fund was $7.0 million (December 31, 2012 - $7.5 million).
Pengrowth has a contractual obligation to make contributions to a remediation trust fund that will be used to fund the ARO of the Sable Island properties and facilities. Pengrowth currently makes a monthly contribution to the fund of $0.52/MMBtu of its share of natural gas production and $1.04/bbl of its share of natural gas liquids production from Sable Island. The investment in the Sable Island fund is classified as fair value through profit or loss. Investment income is recognized when earned and is recorded in other (income) expense. As at December 31, 2013, the carrying value of the Sable Island remediation trust fund was $47.7 million (December 31, 2012 - $46.3 million).

PENGROWTH 2013 Financial Results	17

The following reconciles Pengrowth’s investment in remediation trust funds for the periods noted below:

Remediation Trust Funds
Balance, December 31, 2011	$49.7
Contributions	3.9
Remediation expenditures	(1.5)
Investment income	2.4
Unrealized loss	(0.7)
Balance, December 31, 2012	$53.8
Contributions	2.8
Remediation expenditures	(1.3)
Investment income	1.8
Unrealized loss	(2.4)
Balance, December 31, 2013	$54.7

OTHER INVESTMENT
Pengrowth owns 1.0 million shares of a private corporation with an estimated fair value of $5 million. This investment is classified as fair value through profit or loss. The fair value is based in part on recent private placement equity offerings by the private company. Pengrowth owns a minority interest and does not have significant influence over the private corporation.
As the company is private, the estimated fair value is not based on observable market data and there are restrictions on selling the shares. Therefore, it is uncertain if Pengrowth could realize this value in an open market and, as such, the fair value is subject to revision. The fair value at December 31, 2013 was $5 million (December 31, 2012 - $20 million). An unrealized loss of $15 million was recorded in the second quarter of 2013 (December 31, 2012 - $15 million loss).

PENGROWTH 2013 Financial Results	18

6.	PROPERTY, PLANT AND EQUIPMENT

Cost or deemed cost	Oil and natural gas assets	Other equipment	Total
Balance, December 31, 2011	$4,917.8	$69.8	$4,987.6
Additions to PP&E	421.8	4.4	426.2
Acquisitions through business combinations	1,809.8	—	1,809.8
Property acquisitions	51.8	—	51.8
Change in asset retirement obligations	167.9	—	167.9
Divestitures	(19.7)	—	(19.7)
Balance, December 31, 2012	$7,349.4	$74.2	$7,423.6
Additions to PP&E	705.4	4.6	710.0
Property acquisitions	16.0	—	16.0
Transfer from E&E assets (note 7)	144.3	—	144.3
Change in asset retirement obligations	(169.6)	—	(169.6)
Divestitures	(1,457.8)	—	(1,457.8)
Balance, December 31, 2013	$6,587.7	$78.8	$6,666.5

Accumulated depletion, amortization and impairment losses	Oil and natural gas assets	Other equipment	Total
Balance, December 31, 2011	$863.8	$49.4	$913.2
Depletion and amortization for the period	560.2	7.1	567.3
Impairment loss	30.0	—	30.0
Divestitures	(3.1)	—	(3.1)
Balance, December 31, 2012	$1,450.9	$56.5	$1,507.4
Depletion and amortization for the period	567.6	7.0	574.6
Divestitures	(233.1)	—	(233.1)
Balance, December 31, 2013	$1,785.4	$63.5	$1,848.9

Net book value	Oil and natural gas assets	Other equipment	Total
As at December 31, 2013
Long term	$4,802.3	$15.3	$4,817.6
As at December 31, 2012
Current	$317.3	$—	$317.3
Long term	5,581.2	17.7	5,598.9
	$5,898.5	$17.7	$5,916.2
During the year ended December 31, 2013, $16.0 million (December 31, 2012 – $10.1 million) of directly attributable general and administrative costs were capitalized to PP&E.
The calculation of depletion for the year ended ended December 31, 2013 excluded certain capital from the construction phase of the Lindbergh thermal project ("Lindbergh Project") of $399.7 million (December 31, 2012 – $nil).
Pengrowth capitalizes interest for qualifying assets in the construction phase based on costs incurred on the project and the average cost of borrowing. During the year ended December 31, 2013, $6.1 million (December 31, 2012 – $nil) of interest was capitalized on the Lindbergh Project to PP&E using a capitalization rate of 5.7 percent (December 31, 2012 – nil).
For the year ended December 31, 2013, Pengrowth successfully closed the disposition of its non-core southeast Saskatchewan assets, non-operated Weyburn property and other minor properties for proceeds of $993.7 million, resulting in pre-tax losses on divestitures of $175.7 million (December 31, 2012 – $10.0 million pre-tax gain).

PENGROWTH 2013 Financial Results	19

In the fourth quarter of 2012, Pengrowth announced that it had an agreement in place to sells its working interest in its non-operated Weyburn property resulting in $317.3 million of carrying value being presented as assets held for sale and classified as a current asset on the Balance Sheets. The related ARO liability of $3.5 million was presented as liabilities associated with assets held for sale and classified as a current liability on the Balance Sheets.
IMPAIRMENT TESTING
IFRS requires an impairment test to assess the recoverable value of the PP&E within each CGU whenever there is an indication of impairment. At December 31, 2013, there were no indications of impairment, however, due to the required annual goodwill impairment test, all CGUs that have associated goodwill were tested. In 2012, impairment tests were performed at June 30, 2012 and December 31, 2012. The recoverable amounts of each CGU was based on the higher of value in use or fair value less costs to sell, which are generally the same.

The estimates of the recoverable amounts were determined based on the following information:
(a) The net present value of the CGUs oil and gas reserves using;
i. Proved plus probable reserves as estimated by Pengrowth’s independent reserves evaluator,
ii. The commodity price forecast of Pengrowth’s independent reserves evaluator,
iii. Discounted at an estimated market rate.
(b) The fair value of undeveloped land.
(c) The fair value of contingent resources and infrastructure estimated by Management and/or
Pengrowth’s independent reserves evaluator, as appropriate.

Key input estimates used in the determination of cash flows from oil and gas reserves include the following:

(a)
Reserves. Assumptions that are valid at the time of reserve estimation may change significantly when new information becomes available. Changes in forward price estimates, production costs or recovery rates may change the economic status of reserves and may ultimately result in reserves being restated.

(b) Oil and natural gas prices. Forward price estimates for oil and natural gas are used in the cash flow model.
Commodity prices have fluctuated widely in recent years due to global and regional factors including supply and demand fundamentals, inventory levels, exchange rates, weather, economic and geopolitical factors.

(c)
Discount rate. The discount rate used to calculate the net present value of cash flows is based on estimates of an approximate cost of capital for potential acquirers of Pengrowth or Pengrowth’s CGUs. Changes in the general economic environment could result in significant changes to this estimate.

(d)	Undeveloped land. The undeveloped land value is based on Pengrowth’s undeveloped land acreage and the current market prices for undeveloped land.

(e)
Contingent resources and infrastructure. Assumptions that are valid at the time of contingent resource and infrastructure estimation may change significantly when new information becomes available. Changes in forward price estimates, production costs or recovery rates may change the economic status of contingent resources and may ultimately result in contingent resources being restated.

The impairment tests carried out were based on reserve values using discount rates of 8 - 15 percent, varying from CGU to CGU, and an inflation rate of 2 percent.

PENGROWTH 2013 Financial Results	20

Below are the forward commodity price estimates used in the December 31, 2013 impairment test:

	WTI oil (1)	Foreign exchange rate	Edmonton light crude oil (1)	AECO gas (1)
Year	(U.S.$/bbl)	(U.S.$/Cdn$)	(Cdn$/bbl)	(Cdn$/MMBtu)
2014	97.50	0.95	92.76	4.03
2015	97.50	0.95	97.37	4.26
2016	97.50	0.95	100.00	4.50
2017	97.50	0.95	100.00	4.74
2018	97.50	0.95	100.00	4.97
2019	97.50	0.95	100.00	5.21
2020	98.54	0.95	100.77	5.33
2021	100.51	0.95	102.78	5.44
2022	102.52	0.95	104.83	5.55
2023	104.57	0.95	106.93	5.66
Thereafter	+ 2.0 percent/yr	0.95	+ 2.0 percent/yr	+ 2.0 percent/yr

(1)	Prices represent forecasted amounts as at January 1, 2014 by Pengrowth's independent reserves evaluator.

Based on the impairment tests carried out, there were no impairments at December 31, 2013. The impairment test is sensitive to lower commodity prices, which have been under significant downward pressure in recent years, particularly natural gas prices. Further declines in commodity prices could result in additional impairment charges as the cushions in the CGU impairment tests have been eroded by price decreases and operating cost increases.

At June 30 2012, the carrying value of the producing Groundbirch CGU exceeded the fair value less costs to sell and an impairment of $30.0 million on PP&E was recognized. There were no other impairments recorded in 2012.

The impairment noted above may be reversed if the fair value of the producing Groundbirch CGU increases in future periods.

7.	EXPLORATION AND EVALUATION ASSETS

Cost or deemed cost
Balance, December 31, 2011	$563.8
Additions	48.1
Impairment loss	(48.3)
Balance, December 31, 2012	$563.6
Transfer to property, plant and equipment	(144.3)
Balance, December 31, 2013	$419.3

E&E assets consist of Pengrowth’s exploration and development projects which are pending the determination of proved plus probable reserves and production. Additions represent Pengrowth’s share of costs incurred on E&E assets during the period. Upon achievement of commercial viability and technical feasibility, E&E assets are transferred to PP&E, after being tested for impairment.
In the first quarter of 2013, the Board of Directors sanctioned the first phase of the Lindbergh Project resulting in $144.3 million of E&E costs being transferred to PP&E. This transfer represented all of the Lindbergh costs that were in E&E. In 2012, the Lindbergh project remained in E&E as Pengrowth worked on achieving technical feasibility and demonstrating commercial viability, including receiving all of the necessary environmental and regulatory approvals. Thus, all production from the Lindbergh pilot project was not included in production volumes and any net revenue received from production was not recognized in income while the project remained classified as an E&E asset. During the year ended December 31, 2012, the revenues, net of royalties and production costs, capitalized to the Lindbergh pilot project were $4.9 million.
During the year ended December 31, 2013, $nil (December 31, 2012 – $1.5 million) of directly attributable general and administrative costs related to E&E activities were capitalized.

PENGROWTH 2013 Financial Results	21

A substantial portion of the E&E balance relates to the Groundbirch project in northeast B.C. The future recoverability of the book value is dependent on expectations of future natural gas prices, which could impact management's decisions relating to drilling commitments and lease retention. Pengrowth is taking steps to preserve the Groundbirch leases. In the future, if management decides to not move the project forward, then a significant portion of the E&E balance could be derecognized.

IMPAIRMENT OF E&E ASSETS

In 2012, it was determined that there would be no future drilling in the Horn River area due to low natural gas prices and a lack of infrastructure. Accordingly, there would be no additional capital spent to hold Pengrowth’s existing leases in the area, the majority of which would be left to expire.  As a result, the carrying value of the Horn River assets was written down to nil, resulting in an impairment of $48.3 million on E&E assets at June 30, 2012.

Subsequent to June 30, 2012, there have been no indications of impairment requiring Pengrowth to perform an impairment test, however, an impairment test was performed on January 1, 2013 upon transfer of the Lindbergh Project to PP&E. The net present value of the proved and probable reserves, as determined by the external reserve evaluator supported the carrying value of the Lindbergh Project, as such, no impairment was required.

PENGROWTH 2013 Financial Results	22

8.	GOODWILL

Cost or deemed cost
Balance, December 31, 2012 and 2011	$700.7
Divestitures	(28.0)
Balance, December 31, 2013	$672.7
Pengrowth has goodwill allocated to several CGUs resulting from several prior year acquisitions. As Pengrowth disposes of certain properties, goodwill associated with the property disposed of is included in the carrying amount of the property when determining the gain or loss on disposal. Unless specific goodwill can be identified to the property disposed of, the amount is measured on the basis of the relative values of the property disposed of and the portion of the CGUs retained.

Goodwill is stated at cost less accumulated impairment and divestitures. Goodwill is assessed for impairment at each year end, or when there is an indication of impairment, in conjunction with the assessment for impairment of PP&E. At December 31, 2013 and December 31, 2012, an impairment test was performed, with no impairments to goodwill recorded.

The carrying value of goodwill at December 31, 2013 is $672.7 million. Approximately $130 million is attributable to the Swan Hills area CGU as it relates directly to the purchase of the Carson Creek property in 2006. The remaining goodwill is not attributed to any specific CGU thus this value is supported by the excess recoverable amount over the carrying value of certain of Pengrowth’s CGUs.

9.	CONVERTIBLE DEBENTURES
In connection with the business combination with NAL, Pengrowth assumed $349 million of subordinated convertible debentures, which were issued in three different series. These debentures are unsecured, and pay interest in arrears on a semi-annual basis. Each $1,000 debenture is convertible at the option of the holder at any time into fully paid common shares at a pre-determined conversion price per common share.
Pengrowth was required to make offers to purchase all of the outstanding NAL 6.75 percent Debentures and NAL 6.25 percent Series A Debentures at a price equal to 101 percent of the respective principal amounts plus accrued and unpaid interest, and all of the outstanding NAL 6.25 percent Series B Debentures at a price equal to 100 percent of the principal amount thereof plus accrued and unpaid interest. As a result, on June 22, 2012, Pengrowth purchased $50.5 million of debenture principal for $52.1 million, which included accrued interest of $0.9 million and a premium of $0.7 million.

The convertible debentures are classified as both current and non-current liabilities on the Balance Sheets as applicable, and the debt premium accretes over time to the principal amount owing on maturity. No value has been ascribed to equity (through the conversion feature), as a result of Pengrowth’s ability to borrow at a lower rate than the convertible debenture interest rate.

PENGROWTH 2013 Financial Results	23

On August 31, 2012, $59.5 million of debentures matured and were settled in cash, leaving two series outstanding. The following table summarizes each series as well as the activity associated with the convertible debentures from the date of acquisition to December 31, 2013:

Series	6.75%	Series A-6.25%	Series B-6.25%	Total
Maturity date	Aug 31, 2012	Dec 31, 2014	Mar 31, 2017
Conversion price (per Pengrowth share)	$16.28	$19.19	$11.51
Balance, June 1, 2012	$80.6	$117.6	$150.8	$349.0
Redeemed	(20.2)	(17.1)	(13.2)	(50.5)
Premium released upon redemption	(0.3)	(0.4)	—	(0.7)
Premium accretion	(0.6)	(0.5)	(0.1)	(1.2)
Matured	(59.5)	—	—	(59.5)
Balance, December 31, 2012	$—	$99.6	$137.5	$237.1
Premium accretion		(0.9)	(0.2)	(1.1)
Balance, December 31, 2013		$98.7	$137.3	$236.0
Face value, December 31, 2013		$97.9	$136.8	$234.7

10.	LONG TERM DEBT AND BANK INDEBTEDNESS
LONG TERM DEBT

	As at
	December 31, 2013	December 31, 2012
U.S. dollar denominated senior unsecured notes:
50 million at 5.47 percent due April 2013	$—	$49.7
71.5 million at 4.67 percent due May 2015	75.9	70.9
400 million at 6.35 percent due July 2017	424.6	396.8
265 million at 6.98 percent due August 2018	281.1	262.8
35 million at 3.49 percent due October 2019	37.1	34.6
115.5 million at 5.98 percent due May 2020	122.4	114.4
105 million at 4.07 percent due October 2022	111.1	103.8
195 million at 4.17 percent due October 2024	206.3	192.9
	$1,258.5	$1,225.9
U.K. pound sterling denominated 50 million unsecured notes at 5.46 percent due December 2015	88.0	80.7
U.K. pound sterling denominated 15 million unsecured notes at 3.45 percent due October 2019	26.3	24.1
Canadian dollar 15 million senior unsecured notes at 6.61 percent due August 2018	15.0	15.0
Canadian dollar 25 million senior unsecured notes at 4.74 percent due October 2022	24.9	24.9
Canadian dollar revolving credit facility borrowings	—	160.0
Total long term debt	$1,412.7	$1,530.6

Current portion of long term debt	$—	$49.7
Non-current portion of long term debt	1,412.7	1,480.9
	$1,412.7	$1,530.6
Pengrowth’s unsecured covenant based revolving credit facility includes a committed value of $1 billion and a $250 million expansion feature, providing $1.25 billion of credit capacity from a syndicate of seven Canadian and four foreign banks. The facility can be extended at Pengrowth’s discretion any time prior to maturity, subject to syndicate approval. In the event that the lenders do not agree to a renewal, the outstanding balance is due upon maturity. The facility was renewed in July of 2013 and matures July 26, 2017. Subsequent to December 31, 2013, certain of the financial covenants were amended until December 31, 2015.

PENGROWTH 2013 Financial Results	24

This facility carries floating interest rates that are expected to range between 2.5 percent and 4.25 percent over bankers’ acceptance rates, depending on Pengrowth’s ratio of senior debt to earnings before interest, taxes and non-cash items. At December 31, 2013, the available facility was undrawn (December 31, 2012 – $160 million) and letters of credit in the amount of $35.8 million (December 31, 2012 – $28 million) were outstanding.

As of December 31, 2013, an unrealized cumulative foreign exchange loss of $45.0 million (December 31, 2012 - $37.6 million gain) has been recognized on the remaining U.S. dollar term notes since the date of issuance. As of December 31, 2013, an unrealized cumulative foreign exchange gain of $23.3 million (December 31, 2012 - $32.7 million gain) has been recognized on the U.K. pound sterling denominated term notes since inception. See Note 18 for additional information about foreign exchange risk management and the impact on the Financial Statements.

The five year schedule of long term debt repayment based on current maturity dates and assuming the revolving credit facility is not renewed is as follows: 2014 - $nil, 2015 - $163.9 million, 2016 - $nil, 2017 - $424.6 million, 2018 - $296.1 million.
BANK INDEBTEDNESS
Pengrowth also maintains a $50 million demand operating facility with one Canadian bank. At December 31, 2013, this facility was undrawn (December 31, 2012 – $nil) and reduced by $0.8 million of outstanding letters of credit (December 31, 2012 – $0.9 million). When utilized together with any overdraft amounts, this facility appears on the Balance Sheets as a current liability in bank indebtedness.

PENGROWTH 2013 Financial Results	25

11.	PROVISIONS
Provisions are composed of ARO and contract & other liabilities. The following provides a continuity of the balances for the following periods:

	Asset retirement obligations	Contract & Other liabilities	Total
Balance, December 31, 2011	$660.8	$6.3	$667.1
Assumed in business combinations	47.4	—	47.4
Provisions made during the period	4.8	2.0	6.8
Provisions on acquisitions	30.9	—	30.9
Provisions on dispositions	(5.5)	—	(5.5)
Revisions due to discount rate changes (1)	178.1	—	178.1
Provisions settled	(27.6)	—	(27.6)
Other revisions	(40.4)	—	(40.4)
Accretion (amortization)	20.4	(1.6)	18.8
Balance, December 31, 2012	$868.9	$6.7	$875.6
Provisions made during the period	4.2	—	4.2
Provisions on acquisitions	3.1	—	3.1
Provisions on dispositions	(84.0)	—	(84.0)
Revisions due to discount rate changes (2)	(195.0)	—	(195.0)
Provisions settled	(29.6)	—	(29.6)
Other revisions	18.1	—	18.1
Accretion (amortization)	20.5	(1.4)	19.1
Balance, December 31, 2013	$606.2	$5.3	$611.5

(1) Relates to the change in the discount rate from 8 percent to 2.5 percent on the ARO balances assumed in the NAL and Lochend business combinations.
The offset is recorded in PP&E.
(2) Relates to the change in the risk free discount rate from 2.5 percent to 3.25 percent. The offset is recorded in PP&E.
As at December 31, 2013
Current	$15.0	$2.1	$17.1
Long term	591.2	3.2	594.4
	$606.2	$5.3	$611.5

As at December 31, 2012
Current (1)	$24.0	$2.1	$26.1
Long term	844.9	4.6	849.5
	$868.9	$6.7	$875.6

(1)	Includes current liability related to ARO for assets held for sale of $3.5 million.

The following assumptions were used to estimate the ARO liability:

	As at
	December 31, 2013	December 31, 2012
Total escalated future costs	2,122.5	2,414.2
Discount rate, per annum	3.25%	2.5%
Inflation rate, per annum	1.5%	1.5%

These costs are expected to be incurred over 65 years with the majority of the costs incurred between 2038 and 2078.

PENGROWTH 2013 Financial Results	26

CONTRACT & OTHER LIABILITIES
Pengrowth assumed firm transportation commitments in conjunction with prior period acquisitions. The fair values of these contracts were estimated on the date of acquisition and the amount recorded is reduced as the contracts settle.
Provisions made in 2012 relate to a finance lease transaction.

12.	DEFERRED INCOME TAXES
A reconciliation of the deferred income tax reduction calculated based on the loss before taxes at the statutory tax rate to the actual provision for deferred income taxes is as follows:

	Year ended December 31
	2013	2012
Loss before taxes	$(390.1)	$(19.3)
Combined federal and provincial tax rate	25.30%	25.32%
Expected income tax reduction	$(98.7)	$(4.9)
Foreign exchange (gain) loss (1)	11.7	(1.6)
Effect of change in corporate tax rate	(0.2)	(0.4)
Loss on investments (2)	1.9	1.9
Gain on acquisition (3)	—	(18.6)
Other including share based compensation	12.1	(8.4)
Deferred income tax reduction	$(73.2)	$(32.0)

(1)	Reflects the 50% non-taxable portion of foreign exchange gains and losses.

(2)	Reflects the 50% non-taxable portion of investment gains and losses.

(3)	Reflects the gain on acquisition relating to the business combination with NAL.

The net deferred income tax liability is composed of:

	As at
	December 31, 2013	December 31, 2012
Deferred tax liabilities associated with:
Property, plant and equipment and E&E assets	$(635.7)	$(718.5)
Long term debt	—	(10.7)
	$(635.7)	$(729.2)
Less deferred tax assets associated with:
Non-capital losses	242.2	208.3
Convertible debentures	0.3	0.6
Share issue costs	2.1	4.9
Provisions	154.2	221.2
Risk management contracts	17.6	2.9
Long term debt	1.2	—
Net deferred tax liability	$(218.1)	$(291.3)

In calculating the deferred income tax liability in 2013, Pengrowth included $967.5 million (2012 - $832.8 million) of non-capital losses available for carry forward to reduce taxable income in future years. These losses expire between 2025 and 2032.

Deferred tax assets have not been recognized with respect to the following items:

	As at
	December 31, 2013	December 31, 2012
Deductible temporary differences	$25.5	$25.5
Tax losses	16.7	16.7
	$42.2	$42.2

A continuity of the net deferred income tax asset (liability) for 2013 and 2012 is detailed in the following tables:

Movement in temporary differences during the year	Balance Jan 1, 2013	Recognized in profit or loss	Balance Dec 31, 2013
Property, plant and equipment and E&E assets	$(718.5)	$82.8	$(635.7)
Convertible debentures	0.6	(0.3)	0.3
Long term debt	(10.7)	11.9	1.2
Share issue costs	4.9	(2.8)	2.1
Non-capital losses	208.3	33.9	242.2
Provisions	221.2	(67.0)	154.2
Risk management contracts	2.9	14.7	17.6
	$(291.3)	$73.2	$(218.1)

Movement in temporary differences during the year	Balance Jan 1, 2012	Recognized in profit or loss	Recognized directly in equity	Acquired in business combinations	Balance Dec 31, 2012
Property, plant and equipment and E&E assets	$(544.3)	$(17.5)	$—	$(156.7)	$(718.5)
Convertible debentures	—	(0.5)	—	1.1	0.6
Long term debt	(8.7)	(2.0)	—	—	(10.7)
Share issue costs	5.1	(2.2)	0.1	1.9	4.9
Non-capital losses	104.2	23.7	—	80.4	208.3
Provisions	169.2	40.1	—	11.9	221.2
Risk management contracts	16.6	(9.6)	—	(4.1)	2.9
	$(257.9)	$32.0	$0.1	$(65.5)	$(291.3)

Deferred income tax is a non-cash item relating to the temporary differences between the accounting and tax basis of Pengrowth's assets and liabilities and has no immediate impact on Pengrowth's cash flows.

No current income taxes were paid by Pengrowth in 2013 and 2012.

13.	SHAREHOLDERS’ CAPITAL
Pengrowth is authorized to issue an unlimited number of common shares and up to 10 million preferred shares. No preferred shares have been issued.

	2013		2012
(Common shares - 000's)	Number of common shares	Amount	Number of common shares	Amount
Balance, beginning of year	511,804	$4,634.8	360,282	$3,525.2
Share based compensation (cash exercised)	336	2.1	72	0.5
Share based compensation (non-cash exercised)	1,260	11.3	895	7.5
Issued for cash under Dividend Reinvestment Plan (DRIP)	8,631	44.9	8,290	60.1
Issued for cash under Premium Dividend Plan ™	—	—	11,026	75.8
Issued on NAL business combination	—	—	131,239	965.9
Share issue costs, net of tax (2012 – $0.1)	—	—	—	(0.2)
Balance, end of year	522,031	$4,693.1	511,804	$4,634.8

DIVIDEND REINVESTMENT PLAN
Pengrowth’s Dividend Reinvestment Plan (“DRIP”) entitles shareholders to reinvest cash dividends in additional shares of Pengrowth. Under the DRIP, the shares are issued from treasury at a 5 percent discount to the weighted average closing price as determined by the plan.

A Premium Dividend™ program commenced in January 2012 and was suspended effective December 17, 2012.

PENGROWTH 2013 Financial Results	27

14.	SHARE BASED COMPENSATION PLANS
Pengrowth’s Long Term Incentive Plan ("LTIP") as described below is used to grant awards of share based compensation. Prior to January 1, 2011, Pengrowth had other long term incentive plans that are being phased out with no new awards to be issued under the previous long term incentive plans.
A rolling maximum of 3.2 percent of the issued and outstanding common shares may be reserved for issuance under all share based compensation plans in the aggregate, as approved by shareholders. As at December 31, 2013, the number of shares issuable under the share based compensation plans, in aggregate, represents 1.8 percent of the issued and outstanding common shares, which is within the limit.

Share based compensation expense is composed of the following:

	Year ended December 31
	2013	2012
Long term incentive plan	$16.6	$13.0
Deferred entitlement share unit plan (1)	(0.2)	(0.3)
Total share based compensation	$16.4	$12.7
Amounts capitalized in the period	(1.4)	(0.5)
Share based compensation expense included in net income (loss)	$15.0	$12.2

(1)	This compensation plan was used while Pengrowth was a trust. Effective January 1, 2011, no further grants were made under this plan.
LONG TERM INCENTIVE PLAN ("LTIP")

Pengrowth’s LTIP has the following components:

(a) Performance Share Units ("PSUs")
PSUs entitle the holder to a number of common shares to be issued in the third year after grant. PSUs may be awarded to employees, officers and consultants. PSUs granted in 2011 will be issued as shares using a performance factor of 50 percent of the PSUs granted plus the amount of reinvested notional dividends. PSUs granted after 2011 will be subject to a performance factor ranging from 50 percent to 150 percent of the number of PSUs granted plus the amount of reinvested notional dividends.

(b) Restricted Share Units ("RSUs")
RSUs may be awarded to employees, officers and consultants and entitle the holder to a number of common shares plus reinvested notional dividends to be issued at vesting over three years. The RSUs generally vest on the first, second and third anniversary date from the date of grant.

(c) Deferred Share Units ("DSUs")
DSUs are currently only issued to members of the Board of Directors. Each DSU entitles the holder to one common share plus reinvested notional dividends since the grant date of the DSU. The DSUs vest upon grant but can only be converted to common shares upon the holder ceasing to be a Director of Pengrowth. The number of common shares ultimately issued will be equal to the number of DSUs initially granted to the holder plus the amount of reinvested notional dividends accruing during the term of the DSUs.

The Board of Directors retain discretion with respect to the LTIP.

PENGROWTH 2013 Financial Results	28

The following provides a continuity of the LTIP:

(number of share units - 000's)	PSUs	RSUs	DSUs
Outstanding, December 31, 2011	573	686	50
Granted	1,157	1,581	76
Forfeited	(117)	(128)	—
Exercised	—	(304)	—
Deemed DRIP	111	123	10
Outstanding, December 31, 2012	1,724	1,958	136
Granted	2,611	3,299	161
Forfeited	(439)	(483)	—
Exercised	(2)	(689)	(34)
Performance adjustment	(163)	—	—
Deemed DRIP	303	328	21
Outstanding, December 31, 2013	4,034	4,413	284

Compensation expense related to PSU, RSU, and DSU plans are based on the fair value of the share units at the date of grant. The fair value of the performance related share units is determined at the date of grant using the closing share price and is adjusted for the estimated performance multiplier. The amount of compensation expense is reduced by an estimated forfeiture rate at the date of grant. For PSU and RSU grants made prior to 2013, the forfeiture rate was estimated at 10 to 25 percent for employees and 3 to 9 percent for officers, depending on the vesting period. For PSU and RSU 2013 grants, the estimated forfeiture rates range from 10 to 30 percent for both employees and officers, depending on the vesting period. There is no forfeiture rate applied for DSUs as they vest immediately upon grant. For the performance related share plans, the number of shares awarded at the end of the vesting period is subject to certain performance conditions. Fluctuations in compensation expense may occur due to changes in estimating the outcome of the performance conditions. Compensation expense is recognized in net income (loss) over the vesting period with a corresponding increase or decrease to contributed surplus. Upon the issuance of common shares at the end of the vesting period, shareholders’ capital is increased and contributed surplus is decreased by the amount of compensation expense incurred during the vesting period. The shares are issued from treasury upon vesting.

For the year ended December 31, 2013, Pengrowth recorded $16.6 million of compensation expense related to the LTIP units (December 31, 2012 - $13.0 million), based on the weighted average grant date fair value of $4.73 per share unit (December 31, 2012 - $8.80 per share unit). As at December 31, 2013, the amount of compensation expense to be recognized over the remaining vesting period was $18.7 million or $2.73 per share unit (December 31, 2012 - $15.4 million or $4.46 per share unit) subject to the determination of the performance multiplier. The unrecognized compensation cost will be expensed to net income (loss) over the remaining weighted average vesting period of 1.5 years.
PREVIOUS LONG TERM INCENTIVE PLANS
(a) Deferred Entitlement Share Units ("DESU") Plan
The DESU plan is composed of two types of awards being performance and non-performance related share units. The performance related share units issued to each participant at the end of the three year vesting period will be subject to a performance test which compares Pengrowth’s three year average total return to the three year average total return of a peer group of other energy corporations such that upon vesting, the number of shares issued from treasury may range from 0.5 to 2.0 times the total of the number of shares granted plus accrued shares through the deemed reinvestment of notional dividends. The non-performance related share units generally vest equally over three years and entitle the holder in each vesting year to one third of the number of common shares initially granted plus the amount of any reinvested notional dividends.

PENGROWTH 2013 Financial Results	29

The following provides a continuity of the DESUs:

DESUs (1) (number of share units - 000's)	2013	2012
Outstanding, beginning of year	1,033	2,024
Forfeited	(7)	(102)
Exercised	(535)	(602)
Performance adjustment (2)	(254)	(393)
Deemed DRIP	38	106
Outstanding, end of year	275	1,033

Composed of:
Performance related DESUs	1	502
Non-Performance related DESUs	274	531
Outstanding, end of year	275	1,033

(1)
This compensation plan was used while Pengrowth was a trust. Effective January 1, 2011, no further grants were made under this plan. As at December 31, 2013, all of the grants were fully vested and the majority of the total outstanding balance was composed of grants to the Board of Directors.

(2)	DESU grants vested with a performance multiplier of 50 percent.

Pengrowth recorded a recovery of compensation expense of $0.2 million for the year ended December 31, 2013 related to the DESUs (December 31, 2012 - $0.3 million recovery). The recoveries in 2013 and 2012 were related to changes in the performance multipliers for DESUs. As at December 31, 2013, no further compensation expense is to be recognized (December 31, 2012 - $0.3 million or $0.37 per DESU).

(b) Common Share Rights Incentive Plan
The trust unit rights incentive plan that was effective when Pengrowth was a trust, was renamed on conversion to a corporation to the common share rights incentive plan. This plan consists of two types of awards being share unit options exercisable at a fixed price and share unit rights exercisable at the original grant price or at a reduced price that is calculated in accordance with the plan. The common share rights incentive plan provides the holder the right to purchase common shares over a five year period. During the years ended December 31, 2013 and 2012, there were no exercise price reductions under this plan.

The following provides a continuity of the common share options and rights:

	2013		2012
Share unit options and rights (number outstanding - 000's) (1)	Number outstanding	Weighted average price	Number outstanding	Weighted average price
Outstanding, beginning of year	1,471	$11.27	2,217	$12.96
Expired	(605)	17.11	(543)	17.65
Forfeited	(33)	10.57	(131)	16.32
Exercised	(336)	6.11	(72)	6.26
Outstanding, end of year	497	$7.68	1,471	$11.27

Composed of:
Share unit options	497	$7.68	856	$7.05
Share unit rights	—	—	615	17.13
Outstanding, end of year	497	$7.68	1,471	$11.27

(1)
This compensation plan was used while Pengrowth was a trust. Effective January 1, 2011, no further grants were made under this plan. The final tranche of share unit options and rights will expire in 2015.

PENGROWTH 2013 Financial Results	30

The following table summarizes information about share unit options outstanding and exercisable at December 31, 2013:

Options - (000's) Range of exercise prices	Number outstanding and exercisable	Weighted average remaining contractual life (years)	Weighted average exercise price
$6.00 to $8.99	269	0.2	$6.12
$9.00 to $11.99	228	0.5	9.48
	497	0.3	$7.68

15.	OTHER CASH FLOW DISCLOSURES
CHANGE IN NON-CASH OPERATING WORKING CAPITAL

	Year ended December 31
Cash provided by (used for):	2013	2012
Accounts receivable	$5.3	$27.5
Accounts payable	6.1	(71.2)
	$11.4	$(43.7)
CHANGE IN NON-CASH INVESTING WORKING CAPITAL

	Year ended December 31
Cash provided by:	2013	2012
Accounts receivable	$—	$3.2
Accounts payable, including capital accruals	48.6	10.2
	$48.6	$13.4

DIVIDENDS PAID

Pengrowth paid $0.04 per share in dividends in each of the months January through December 2013 for an aggregate annual cash dividend of $0.48 per share (December 31, 2012 - $0.07 per share January through July and $0.04 per share for the remaining months of 2012, aggregate annual dividend of $0.69 per share).

16.	AMOUNTS PER SHARE
The following reconciles the weighted average number of shares used in the basic and diluted net income (loss) per share calculations:

	Year ended December 31
(000's)	2013	2012
Weighted average number of shares – basic	517,365	447,232
Dilutive effect of share based compensation plans	—	2,277
Weighted average number of shares – diluted	517,365	449,509
For the year ended December 31, 2013, 5.9 million shares (December 31, 2012 - 1.5 million) that are issuable on exercise of the share based compensation plans were excluded from the diluted net income (loss) per share calculation as their effect is anti-dilutive.

Further, for the year ended December 31, 2013, 23.0 million shares (December 31, 2012 - 16.2 million) that are issuable on potential conversion of the convertible debentures that were assumed in the May 2012 NAL business combination were excluded from the diluted net income (loss) per share calculation as their effect is anti-dilutive.

17.	CAPITAL DISCLOSURES
Pengrowth defines its capital as shareholders’ equity, long term debt, convertible debentures, bank indebtedness and working capital.
Pengrowth’s goal over the longer term is to modestly grow production and reserves per debt adjusted share, while continuing to pay a prudent dividend.
Pengrowth must comply with certain financial debt covenants. Compliance with these financial covenants is closely monitored by management as part of Pengrowth’s overall capital management objectives. The covenants are based on specific definitions prescribed in the debt agreements and are different between the credit facility and the term notes. Throughout the period, Pengrowth was in compliance with all financial covenants.
Management monitors Pengrowth's capital structure using non-GAAP financial metrics, primarily total debt to the trailing twelve months Earnings Before Interest, Taxes, Depletion, Depreciation, Amortization, Accretion, and other non-cash items ("Adjusted EBITDA") and total debt to total capitalization. Pengrowth seeks to manage the ratio of total debt to trailing Adjusted EBITDA and total debt to total capitalization ratio with the objective of being able to finance its growth strategy while maintaining sufficient flexibility under the debt covenants. However, there may be instances where it would be acceptable for total debt to trailing Adjusted EBITDA to temporarily fall outside of the normal targets set by management such as financing growth opportunities. This would be a strategic decision recommended by management and approved by the Board of Directors with steps taken in the subsequent period to restore Pengrowth’s capital structure based on its capital management objectives.
In order to maintain its financial condition or adjust its capital structure, Pengrowth may dispose of non-core assets, adjust the level of capital spending, issue new debt, refinance existing debt, issue additional equity, or adjust the level of dividends paid to shareholders to reduce debt levels.
Pengrowth’s objectives, policies and processes for managing capital have remained substantially consistent from the prior year. Management believes that current total debt to trailing Adjusted EBITDA and total debt to total capitalization are within reasonable limits.
The following is a summary of Pengrowth’s capital structure, excluding shareholders’ equity:

	As at
	December 31, 2013	December 31, 2012
Long term debt (1)	$1,412.7	$1,530.6
Convertible debentures (2)	236.0	237.1
Working capital surplus (3) (4)	(179.3)	(178.5)
	$1,469.4	$1,589.2

(1)	Includes current portion of senior unsecured notes.

(2)	Includes current portion of convertible debentures.

(3)	Working capital surplus is calculated as current liabilities less current assets per the Balance Sheets, excluding the current portions of long term debt and convertible debentures.

(4)	Includes assets and liabilities held for sale at December 31, 2012.

18.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Pengrowth’s financial instruments are composed of accounts receivable, accounts payable, risk management assets and liabilities, remediation trust funds, other investments in another entity, dividends payable to shareholders, convertible debentures and long term debt.
Details of Pengrowth’s significant accounting policies for recognition and measurement of financial instruments are disclosed in Note 2.
RISK MANAGEMENT OVERVIEW
Pengrowth has exposure to certain market risks related to volatility in commodity prices, interest rates and foreign exchange rates. Derivative instruments are used to manage exposure to these risks. Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes.

PENGROWTH 2013 Financial Results	31

The Board of Directors and management have overall responsibility for the establishment of risk management strategies and objectives. Pengrowth’s risk management policies are established to identify the risks faced by Pengrowth, to set appropriate risk limits, and to monitor adherence to risk limits. Risk management policies are reviewed regularly to reflect changes in market conditions and Pengrowth’s activities.
MARKET RISK
Market risk is the risk that the fair value, or future cash flows of financial assets and liabilities, will fluctuate due to movements in market prices. Market risk is composed of commodity price risk, foreign currency risk and interest rate risk.
Commodity Price Risk
Pengrowth is exposed to commodity price risk as prices for oil and gas products fluctuate in response to many factors including local and global supply and demand, weather patterns, pipeline transportation, political stability and economic factors. Commodity price fluctuations are an inherent part of the oil and gas business. While Pengrowth does not consider it prudent to entirely eliminate this risk, it does mitigate some of the exposure to commodity price risk to protect the return on acquisitions and provide a level of stability to operating cash flow which enables Pengrowth to fund its capital development program and dividends. Pengrowth utilizes financial contracts to fix the commodity price associated with a portion of its future production. The use of forward and futures contracts are governed by formal policies and is subject to limits established by the Board of Directors. The Board of Directors and management may re-evaluate these limits as needed in response to specific events such as market activity, additional leverage, acquisitions or other transactions where Pengrowth’s capital structure may be subject to more risk from commodity prices.
Commodity Price Contracts
As at December 31, 2013, Pengrowth had fixed the price applicable to future production as follows:

Crude Oil:
Swaps
Reference point	Volume (bbl/d)	Remaining term	Price per bbl	Settlement currency
Financial:
WTI	23,000	Jan 1, 2014 - Dec 31, 2014	$94.51	Cdn
WTI	13,000	Jan 1, 2015 - Dec 31, 2015	$92.77	Cdn
WTI	12,500	Jan 1, 2015 - Jun 30, 2015	$95.76	Cdn
WTI	8,000	Jul 1, 2015 - Dec 31, 2015	$93.21	Cdn
WTI	500	Jan 1, 2016 - Mar 31, 2016	$92.00	Cdn
Natural Gas:
Swaps
Reference point	Volume (MMBtu/d)	Remaining term	Price per MMBtu	Settlement currency
Financial:
AECO	113,738	Jan 1, 2014 - Dec 31, 2014	$3.79	Cdn
AECO	9,478	Jan 1, 2014 - Mar 31, 2014	$3.94	Cdn
NGI Chicago Index	5,000	Jan 1, 2014 - Dec 31, 2014	$4.27	Cdn
AECO	56,869	Jan 1, 2015 - Dec 31, 2015	$3.76	Cdn
AECO	2,370	Jan 1, 2015 - Mar 31, 2015	$3.85	Cdn
NGI Chicago Index	2,500	Jan 1, 2015 - Dec 31, 2015	$4.45	Cdn

Commodity Price Sensitivity
Each Cdn$1/bbl change in future oil prices would result in approximately Cdn$16.7 million pre-tax change in the unrealized gain (loss) on commodity risk management contracts as at December 31, 2013 (December 31, 2012 – Cdn$6.5 million). Similarly, each Cdn$0.25/MMBtu change in future natural gas prices would result in approximately Cdn$16.4 million pre-tax change in the unrealized gain (loss) on commodity risk management contracts (December 31, 2012 – Cdn$17.3 million).

PENGROWTH 2013 Financial Results	32

As at close December 31, 2013, the AECO gas spot price was $4.03/MMBtu (December 31, 2012 – $3.04/MMBtu), the WTI prompt monthly price was Cdn$104.68/bbl (December 31, 2012 – Cdn$91.06/bbl).

Power Price Contracts
As at December 31, 2013, Pengrowth had fixed the price applicable to future power costs as follows:

Power:
Reference point	Volume (MW)	Remaining term	Price per MWh	Settlement currency
Financial:
AESO	45	Jan 1, 2014 - Dec 31, 2014	$56.50	Cdn
AESO	20	Jan 1, 2015 - Dec 31, 2015	$49.69	Cdn
As at close December 31, 2013, the Alberta power pool spot price was $32.93/MWh (December 31, 2012 – $17.23/MWh). The average Alberta power pool price was $52.26/MWh for the month ended December 31, 2013 (December 31, 2012 – $57.62/MWh). The average Alberta power pool price was $80.19/MWh for the year ended December 31, 2013 (December 31, 2012 – $64.32/MWh).
Power Price Sensitivity
Each Cdn$1/MWh change in future power prices would result in approximately Cdn$0.6 million pre-tax change in the unrealized gain (loss) on power risk management contracts as at December 31, 2013 (December 31, 2012 – Cdn$0.1 million).

Foreign Exchange Risk
Pengrowth is exposed to foreign currency fluctuations as crude oil and natural gas prices received are referenced to U.S. dollar denominated prices. Pengrowth has mitigated some of this exchange risk by entering into fixed Canadian dollar crude oil and natural gas price swaps as outlined in the commodity price risk section above.
Pengrowth is exposed to foreign currency fluctuation on the U.S. dollar and U.K. pound sterling denominated notes for both interest and principal payments. Pengrowth has mitigated some of this risk by entering into a series of swap contracts and other derivatives in order to fix the foreign exchange rate on a portion of the U.S. dollar and all of the U.K. pound sterling denominated notes.
Foreign Exchange Contracts
U.K. pound sterling Denominated Term Debt
Pengrowth entered into foreign exchange risk management contracts when it issued the U.K. pound sterling term notes. These contracts fix the Canadian dollar to the U.K. pound sterling exchange rate on the interest and principal of the U.K. pound sterling denominated debt as follows:

Amount (U.K. pound sterling millions)	Settlement date	Fixed rate ($1Cdn = U.K. pound sterling)
50	December 2015	0.50
15	October 2019	0.63

PENGROWTH 2013 Financial Results	33

U.S. Denominated Term Debt
A series of swap contracts were transacted in order to fix the foreign exchange rate on a portion of Pengrowth’s U.S. dollar denominated term debt. Each swap requires Pengrowth to buy U.S. dollars at a predetermined rate and time based upon the maturity dates of the U.S. denominated term debt.

Contract type	Settlement date	Principal amount (U.S.$ millions)	Swapped amount (U.S.$ millions)	% of principal swapped	Fixed rate ($1Cdn = $U.S.)
Swap	May 2015	71.5	50	70%	0.98
Swap	July 2017	400	250	63%	0.97
Swap	August 2018	265	125	47%	0.96
Swap	October 2019	35	15	43%	0.94
Swap	May 2020	115.5	20	17%	0.95
N/A	October 2022	105	—	—	—
N/A	October 2024	195	—	—	—
		1,187	460	39%

Foreign Exchange Rate Sensitivity
Foreign Exchange on Foreign Denominated Term Debt
The following summarizes the sensitivity on a pre-tax basis, of a change in the foreign exchange rate related to the translation of the foreign denominated term debt and the offsetting change in the fair value of the foreign exchange risk management contracts relating to that debt, holding all other variables constant:

	Cdn$0.01 Exchange rate change
Foreign exchange sensitivity as at December 31, 2013	Cdn - U.S.	Cdn - U.K.
Unrealized foreign exchange gain or loss on foreign denominated debt	$11.9	$0.7
Unrealized foreign exchange risk management gain or loss	4.6	0.7
Net pre-tax impact on Statements of Income (Loss)	$7.3	$—

	Cdn$0.01 Exchange rate change
Foreign exchange sensitivity as at December 31, 2012	Cdn - U.S.	Cdn - U.K.
Unrealized foreign exchange gain or loss on foreign denominated debt	$12.4	$0.7
Unrealized foreign exchange risk management gain or loss	4.6	0.7
Net pre-tax impact on Statements of Income (Loss)	$7.8	$—

Interest Rate Risk
Pengrowth is exposed to interest rate risk on any outstanding balances on the Canadian dollar revolving credit facility, as well as the interest rate derivative contracts, as the interest is based on floating interest rates.
Interest Rate Contracts
The following interest rate swap contracts were outstanding at December 31, 2013. These contracts reduce exposure to rising interest rates by fixing the interest rate on floating rate debt. Under the contracts, Pengrowth pays the fixed interest rate, and receives the floating interest rate on the notional amounts. The floating interest rate received is the three-month Bankers Acceptance CDOR ("Canadian Depository Offered Rate").

Remaining term	Notional monthly amount (Cdn$ millions)	Fixed interest rate (%)
Jan 2014	22	1.5%
Jan 2014 - Mar 2014	28	2.0%

PENGROWTH 2013 Financial Results	34

Interest Rate Sensitivity
Interest Rate Contracts
A 1 percent change in interest rates, with all other variables held constant, would result in approximately $0.1 million pre-tax change in interest expense as at December 31, 2013 (December 31, 2012 – $0.3 million), due to the change in fair value of the derivatives contracts.
Bank Interest Cost
As at December 31, 2013, Pengrowth had no floating rate debt outstanding, therefore Pengrowth had no interest rate risk. For the year ended December 31, 2012, a 1 percent increase in interest rates would have increased pre-tax interest expense by $1.6 million.
Summary of Gains and Losses on Risk Management Contracts
Pengrowth’s risk management contracts are recorded on the Balance Sheets at their estimated fair value and split between current and non-current assets and liabilities on a contract by contract basis, netted by counterparty. Realized and unrealized gains and losses are included in the Statements of Income (Loss).
The following tables provide details of the fair value of risk management contracts and the unrealized and realized gains and losses on risk management recorded in the Statements of Income (Loss).

As at and for the year ended December 31, 2013	Commodity contracts (1)	Power and Interest contracts (2)	Foreign exchange contracts (3)	Total
Current portion of risk management assets	$—	$—	$—	$—
Non-current portion of risk management assets	—	—	23.1	23.1
Current portion of risk management liabilities	(68.1)	(1.3)	(0.9)	(70.3)
Non-current portion of risk management liabilities	(11.9)	(0.1)	(10.2)	(22.2)
Risk management assets (liabilities), end of year	$(80.0)	$(1.4)	$12.0	$(69.4)
Less: Risk management assets (liabilities) at beginning of year	7.0	(0.8)	(17.8)	(11.6)
Unrealized gain (loss) on risk management contracts for the year	$(87.0)	$(0.6)	$29.8	$(57.8)
Realized gain (loss) on risk management contracts for the year	(55.0)	3.0	1.2	(50.8)
Total unrealized and realized gain (loss) on risk management contracts for the year	$(142.0)	$2.4	$31.0	$(108.6)

As at and for the year ended December 31, 2012	Commodity contracts (1)	Power and Interest contracts (2)	Foreign exchange contracts (3)	Total
Current portion of risk management assets	$11.7	$—	$1.2	$12.9
Non-current portion of risk management assets	1.4	0.2	0.9	2.5
Current portion of risk management liabilities	(5.8)	(0.7)	(1.3)	(7.8)
Non-current portion of risk management liabilities	(0.3)	(0.3)	(18.6)	(19.2)
Risk management assets (liabilities), end of year	$7.0	$(0.8)	$(17.8)	$(11.6)
Less: Risk management assets (liabilities) at beginning of year	(42.0)	0.5	(24.1)	(65.6)
	$49.0	$(1.3)	$6.3	$54.0
Less: Risk management assets (liabilities) acquired from NAL	18.4	(0.7)	(1.6)	16.1
Unrealized gain (loss) on risk management contracts for the year	$30.6	$(0.6)	$7.9	$37.9
Realized gain (loss) on risk management contracts for the year	22.1	(1.4)	(1.0)	19.7
Total unrealized and realized gain (loss) on risk management contracts for the year	$52.7	$(2.0)	$6.9	$57.6

(1)	Unrealized and realized gains and losses are presented as separate captions in revenue.

(2)	Unrealized gains and losses are included in other expense and interest expense, respectively. Realized gains and losses are included in operating expenses and interest expense, respectively.

(3)	Unrealized and realized gains and losses are included as part of separate captions in expenses.

PENGROWTH 2013 Financial Results	35

FAIR VALUE
The fair value of cash and cash equivalents, accounts receivable, accounts payable, and dividends payable approximate their carrying amount due to the short-term nature of those instruments. The fair value of the Canadian dollar revolving credit facility is equal to its carrying amount as the facility bears interest at floating rates and credit spreads within the facility are indicative of market rates. The fair value of the remediation trust funds and minority investment in a private company are equal to their carrying amount as these assets are carried at their estimated fair value.

The following tables provide fair value measurement information for financial assets and liabilities as of December 31, 2013 and 2012.

			Fair value measurements using:
As at December 31, 2013	Carrying amount	Fair value	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial Assets
Remediation trust funds	$54.7	$54.7	$54.7	$—	$—
Fair value of risk management contracts	23.1	23.1	—	23.1	—
Investment in private corporation	5.0	5.0	—	—	5.0

Financial Liabilities
Convertible debentures	236.0	240.0	240.0	—	—
U.S. dollar denominated senior unsecured notes	1,258.5	1,333.2	—	1,333.2	—
Cdn dollar senior unsecured notes	39.9	39.6	—	39.6	—
U.K. pound sterling denominated unsecured notes	114.3	118.6	—	118.6	—
Fair value of risk management contracts	92.5	92.5	—	92.5	—

			Fair value measurements using:
As at December 31, 2012	Carrying amount	Fair value	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial Assets
Remediation trust funds	$53.8	$53.8	$53.8	$—	$—
Fair value of risk management contracts	15.4	15.4	—	15.4	—
Investment in private corporation	20.0	20.0	—	—	20.0

Financial Liabilities
Convertible debentures	237.1	237.4	237.4	—	—
U.S. dollar denominated senior unsecured notes	1,225.9	1,370.1	—	1,370.1	—
Cdn dollar senior unsecured notes	39.9	41.5	—	41.5	—
U.K. pound sterling denominated unsecured notes	104.8	113.5	—	113.5	—
Fair value of risk management contracts	27.0	27.0	—	27.0	—

PENGROWTH 2013 Financial Results	36

Level 1 Fair Value Measurements
Financial assets and liabilities are recorded at fair value based on quoted prices in active markets.
Level 2 Fair Value Measurements
Risk management contracts - the fair value of the risk management contracts is based on commodity, power and foreign exchange curves that are readily available or, in their absence, third-party market indications and forecasts priced on the last trading day of the applicable period.

Derivative contracts are recorded at fair value on the Balance Sheets as current or long-term assets or liabilities, based on their values on a contract by contract basis, netted by counterparty. The derivative contracts fair values are all considered level two under the fair value hierarchy.
Term notes - the fair value of the term notes is determined based on the risk free interest rate on government debt instruments of similar maturities, adjusted for estimated credit risk, industry risk and market risk premiums.
Level 3 Fair Value Measurements
Investment in Private Corporation - the fair value of the investment in Private Corporation is determined by considering several factors, including recent private placement equity offerings in the Private Corporation. The fair value of the investment has decreased to $5 million as at December 31, 2013 (December 31, 2012 - $20 million), resulting in an unrealized loss of $15 million in 2013 (December 31, 2012 - loss of $15 million).
CREDIT RISK
Credit risk is the risk of financial loss to Pengrowth if a counterparty to a financial instrument fails to meet its contractual obligations. A significant portion of Pengrowth’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. Uncertainty in the credit markets, should it exist, may restrict the ability of Pengrowth’s normal business counterparties to meet their obligations to Pengrowth. Additional credit risk could exist where little or none previously existed. Pengrowth manages its credit risk by performing a credit review on each marketing counterparty and following a credit practice that limits transactions according to the counterparty’s credit rating as assessed by Pengrowth. In addition, Pengrowth may require letters of credit or parental guarantees from certain counterparties to mitigate some of the credit risk associated with the amounts owing by the counterparty. The use of financial swap agreements involves a degree of credit risk that Pengrowth manages through its credit policies which are designed to limit eligible counterparties to those with investment grade credit ratings or better. The carrying value of accounts receivable and risk management assets represents Pengrowth’s maximum credit exposure.
Pengrowth sells a significant portion of its oil and gas to a limited number of counterparties. In 2013, Pengrowth has two counterparties that individually account for more than ten percent of annual revenue. Both of the counterparties are large trading companies and subject to regular internal credit reviews.
Pengrowth considers amounts over 90 days as past due. As at December 31, 2013, the amount of accounts receivable that were past due was not significant. Pengrowth has not recorded a significant allowance for doubtful accounts during 2013 and 2012 and has no significant bad debt provision at December 31, 2013. Pengrowth’s objectives, processes and policies for managing credit risk have not changed from the previous year.
The components of accounts receivable are as follows:

	As at
	December 31, 2013	December 31, 2012
Trade	$175.2	$178.9
Prepaid and other	17.1	18.6
	$192.3	$197.5
LIQUIDITY RISK
Liquidity risk is the risk that Pengrowth will not be able to meet its financial obligations as they fall due. Pengrowth’s approach to managing liquidity is to ensure, as much as possible, that it will always have sufficient liquidity to meet its liabilities when due, under normal and stressed conditions. Management closely monitors cash flow requirements to ensure that it has sufficient cash on demand or borrowing capacity to meet operational and financial obligations over the next three years. Pengrowth maintains a committed $1.0 billion term credit facility with an additional $250 million available under an expansion feature subject to lender approval and a $50 million demand operating line of credit. Pengrowth’s long term notes and bank credit facilities are unsecured and equally ranked.

PENGROWTH 2013 Financial Results	37

All of Pengrowth’s financial liabilities are current and due within one year, except as follows:

As at December 31, 2013	Carrying amount	Contractual cash flows	Year 1	Year 2	Years 3-5	More than 5 years
Convertible debentures	$137.3	$164.6	$8.6	$8.6	$147.4	$—
Cdn dollar senior unsecured notes (1)	39.9	55.0	2.2	2.2	21.1	29.5
U.S. dollar denominated senior unsecured notes (1)	1,258.5	1,642.8	72.1	145.9	867.2	557.6
U.K. pound sterling denominated unsecured notes (1)	114.3	129.1	5.7	93.5	2.7	27.2
Remediation trust fund payments	—	12.5	0.3	0.3	0.9	11.0
Commodity risk management contracts	11.9	12.1	—	12.1	—	—
Power and interest risk management contracts	0.1	0.1	—	0.1	—	—
Foreign exchange risk management contracts	10.2	1.7	0.3	0.3	0.8	0.3

(1)	Contractual cash flows include future interest payments calculated at period end exchange rates and interest rates except for term notes which are calculated at the actual interest rate.

As at December 31, 2012	Carrying amount	Contractual cash flows	Year 1	Year 2	Years 3-5	More than 5 years
Convertible debentures	$237.1	$283.3	$14.7	$112.5	$156.1	$—
Cdn dollar revolving credit facility (1)	160.0	175.3	5.3	5.3	164.7	—
Cdn dollar senior unsecured notes (1)	39.9	57.2	2.2	2.2	6.5	46.3
U.S. dollar denominated senior unsecured notes (1)	1,176.2	1,604.1	67.4	67.4	651.8	817.5
U.K. pound sterling denominated unsecured notes (1)	104.8	123.7	5.2	5.2	87.5	25.8
Remediation trust fund payments	—	12.5	0.3	0.3	0.9	11.0
Commodity risk management contracts	0.3	0.4	—	0.4	—	—
Power and interest risk management contracts	0.3	0.2	0.2	—	—	—
Foreign exchange risk management contracts	18.6	2.0	0.3	0.3	0.9	0.5

(1)	Contractual cash flows include future interest payments calculated at period end exchange rates and interest rates except for term notes which are calculated at the actual interest rate.
RISK MANAGEMENT CONTRACTS – GROSS AMOUNTS
Risk management contracts assets and liabilities are offset and the net amount presented in the Balance Sheets when the Corporation has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.
The following table sets out gross amounts relating to risk management contracts assets and liabilities that have been presented on a net basis on the Balance Sheets:

	As at
Gross amounts	December 31, 2013	December 31, 2012
Risk management contracts
Current asset	$0.9	$20.8
Non-current asset	25.8	3.8
Current liability	(71.2)	(15.7)
Non-current liability	(24.9)	(20.5)
	$(69.4)	$(11.6)

PENGROWTH 2013 Financial Results	38

19.	FOREIGN EXCHANGE (GAIN) LOSS

	Year ended December 31
	2013	2012
Currency exchange rate ($1Cdn = $U.S.) at period end	$0.94	$1.01
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	$83.4	$(16.4)
Unrealized foreign exchange loss on U.K. pound sterling denominated debt	9.4	2.4
Total unrealized foreign exchange (gain) loss from translation of foreign denominated debt	$92.8	$(14.0)
Unrealized gain on U.S. foreign exchange risk management contracts	$(21.0)	$(3.7)
Unrealized gain on U.K. foreign exchange risk management contracts	(8.8)	(4.2)
Total unrealized gain on foreign exchange risk management contracts	$(29.8)	$(7.9)
Total unrealized foreign exchange (gain) loss	$63.0	$(21.9)
Total realized foreign exchange (gain) loss	$(1.1)	$1.0

20.	COMMITMENTS

($ millions)	2014	2015	2016	2017	2018	Thereafter	Total
Convertible debentures (1)	$97.9	$—	$—	$136.8	$—	$—	$234.7
Interest payments on convertible debentures	14.7	8.6	8.6	2.1	—	—	34.0
Long term debt (2)	—	164.2	—	425.4	296.9	530.6	1,417.1
Interest payments on long term debt (3)	80.0	77.3	71.8	59.9	37.1	83.7	409.8
Operating leases (4)	16.8	15.6	15.2	14.6	3.8	—	66.0
Pipeline transportation	27.4	25.5	9.1	5.9	4.3	27.7	99.9
Lindbergh capital	42.4	—	—	—	—	—	42.4
Remediation trust fund payments	0.3	0.3	0.3	0.3	0.3	11.0	12.5
	$279.5	$291.5	$105.0	$645.0	$342.4	$653.0	$2,316.4

(1)	Assumes no conversion of convertible debentures prior to maturity.

(2)	The debt repayment includes foreign denominated fixed rate debt translated using the year end exchange rate.

(3)	Interest payments are calculated at period end exchange rates and interest rates except for fixed rate debt which is calculated at the actual interest rate.

(4)	Includes office rent, vehicle leases and other.

21.	CONTINGENCIES
Pengrowth has been named as a defendant in various litigation matters. The nature of these claims is usually related to settlement of normal operational issues and labour issues. The outcome of such claims against Pengrowth is not determinable at this time; however, their ultimate resolution is not expected to have a materially adverse effect on Pengrowth as a whole.

PENGROWTH 2013 Financial Results	39

22.	SUPPLEMENTARY DISCLOSURES
INCOME STATEMENT PRESENTATION
Pengrowth’s Statements of Income (Loss) are prepared primarily by the nature of expense, with the exception of employee compensation costs which are included in both operating and general and administrative expense line items.
The following table details the amount of total employee compensation costs (including share based compensation expense) included in the operating and general and administrative expense line items in the Statements of Income (Loss).

	Year ended December 31
	2013	2012
Operating	$50.5	$45.8
General and administrative	66.5	65.1
Total employee compensation costs	$117.0	$110.9
KEY MANAGEMENT PERSONNEL
Pengrowth has determined that the key management personnel of the Corporation are its officers and directors. In addition to the officers’ salaries and directors’ fees, the Corporation also provides other compensation to both groups including long term equity based incentives.
The following table provides information on compensation expense related to officers and directors. Key management personnel at Pengrowth was composed of up to 9 non-executive directors and 14 officers during the year ended December 31, 2013 (December 31, 2012 - 9 non-executive directors and 14 officers).

Year ended December 31, 2013	Wages & benefits	Bonus and other compensation	Share based compensation expense	Severance	Total
Directors	$0.7	$—	$0.8	$—	$1.5
Officers	5.0	1.8	5.0	—	11.8
	$5.7	$1.8	$5.8	$—	$13.3

Year ended December 31, 2012	Wages & benefits	Bonus and other compensation	Share based compensation expense	Severance	Total
Directors	$0.7	$—	$0.7	$—	$1.4
Officers	4.7	1.5	4.1	0.5	10.8
	$5.4	$1.5	$4.8	$0.5	$12.2

PENGROWTH 2013 Financial Results	40